UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________________________
SCHEDULE 13D
(Amendment No.1)*
Under the Securities Exchange Act of 1934
_____________________________________________________

LPATH INC.
(Name of Issuer)
_____________________________________________________

Common Stock
(Title of Class of Securities)
_____________________________________________________

548910108
(CUSIP Number)
_____________________________________________________

Name: 	  Suzanne Rodway
Address:  Barclays PLC
	  1 Churchill Place
	  London
	  E14 5HP, United Kingdom

Phone: + 44 (0) 20 7116 3421


(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)
_____________________________________________________

May 20, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ''filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (''Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)




CUSIP NO. 548910108		13D

1.  NAME OF REPORTING PERSON:

      Barclays PLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [  ]
(b) [  ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions):
	WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
    PURSUANT TO ITEMS 2(d) OR 2(e)


6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

UK


NUMBER OF SHARES BENEFICIALLY OWNED BY
REPORTING PERSON WITH

7.  SOLE VOTING POWER:

	8,421,100

8.  SHARED VOTING POWER:

	N/A

9.  SOLE DISPOSITIVE POWER:

	8,421,100

10.  SHARED DISPOSITIVE POWER:

	N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,421,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

	CERTAIN SHARES (See Instructions)             [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	15.9%

14.  TYPE OF REPORTING PERSON (See Instructions):

	HC






CUSIP NO. 548910108 		13D

1.  NAME OF REPORTING PERSON:

      Barclays Bank Plc

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)


(a) [  ]
(b) [  ]


3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions):
	WC


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [  ]
PURSUANT TO ITEMS 2(d) OR 2(e)


6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
	UK


NUMBER OF SHARES BENEFICIALLY OWNED BY
REPORTING PERSON WITH

7.  SOLE VOTING POWER:

	8,421,100

8.  SHARED VOTING POWER:

	N/A

9.  SOLE DISPOSITIVE POWER:

	8,421,100

10.  SHARED DISPOSITIVE POWER:

	N/A


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,421,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [  ]
     CERTAIN SHARES (See Instructions)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	15.9%

14.  TYPE OF REPORTING PERSON (See Instructions):

	BK


Item 1.	Security and Issuer

This Amendment No.1 to the Schedule 13D filed on October 17, 2008 ("Statement") relates to the common stock, par value $0.001 per share (the ''Common Stock''), of Lpath Inc,a Nevada corporation (''Lpath''). The address of the principal executive offices of Lpath is 6335 Ferris Square, Suite A, San Diego, CA92121. Information in the initial Statement remains in effect except to the extent that it is superceded by subsequently filed information, including information in this Amendment No.1.


Item 2.	Identity and Background

              This Statement is being filed by Barclays PLC (''Barclays PLC'') and Barclays Bank Plc (''BB PLC'') (together ''Barclays''). The address and principal place of business of Barclays PLC and Barclays Bank Plc is 1 Churchill Place, London, E14 5HP, England.

Barclays PLC is an international financial services provider organized in England. Barclays Bank Plc, a subsidiary of Barclays Plc, is a bank organised in England.Barclays Capital Inc ("BCI"), a subsidiary of Barclays Bank PLC, is a broker-dealer registered under section 15 of the Securities Exchange Act of 1934 and is incorporated under the laws of the state of Connecticut.
Additional information concerning Barclays PLC is set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

              The names, residence or business address, citizenships and present principal occupations or employment of the senior executive officers and directors of Barclays are set forth in Appendix A of the initial Statement.

              During the last five years neither Barclays, nor to the best knowledge of Barclays, any of the persons listed in Appendix A hereto has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.




Item 4.	Purpose of Transaction

The response to item 4 of the Statement is hereby amended and restated as follows:

        The securities were acquired as part of Barclays' acquisition of Lehman Brothers Holdings Inc.'s (''Lehman Brothers'') North American investment banking and capital markets operations. According to the Schedule 13D filed by Lehman Brothers on April 16, 2007 the securities were purchased as part of a private placement financing by Lpath to recapitalize Lpath. The securities were held by LBI Group a wholly-owned subsidiary of Lehman Brothers.

As part of a Securities Purchase Agreement dated April 9 2007 between Lpath and LBI Group and other purchasers under which Lehman Brothers acquired the Common Stock, LBI Group received the right to designate one director of Lpath. Pursuant to this right, LBI Group designated Jeffrey Ferrell, a senior vice president of LBI Group, who was subsequently elected to the Lpath board of directors. Mr Ferrell became an employee of BCI as a result of Barclays' acquisition of Lehman Brothers North American investment banking and capital markets operations and he continues to sit on the Lpath board of directors. Barclays has requested that Lpath grant Barclays all of Lehman's rights under the Securities Purchase Agreement. As of May 20 2009, Mr Ferrell is no longer an employee of BCI.

Barclays and BB Plc review their holdings in Lpath on an ongoing basis. Depending on such review, they may make additional purchases or sales of Lpath's securities in the future. Additional transactions, if any,in Lpath's securities will depend on various factors, including, without limitation, the price of the Common Stock, stock market conditions and the business prospects of Lpath. In addition, Barclays may engage, from time to time, in discussions with Lpath and other stockholders of Lpath concerning Lpath and its business.

		Except as otherwise described herein, neither Barclays nor the persons listed on Appendix A of the initial Statement have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.








Item 7.	Material to be Filed as Exhibits

		Exhibit		Description

		99.1		Joint Filing Agreement





SIGNATURES
              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010


BARCLAYS PLC

By:	__________________________

Name:  Suzanne Rodway
Title: Head of Compliance Operations


BARCLAYS BANK PLC

By:	__________________________

Name:  Suzanne Rodway
Title: Head of Compliance Operations





99.1 JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 16, 2010



BARCLAYS PLC

By:	__________________________
Name:  Suzanne Rodway
Title: Head of Compliance Operations


BARCLAYS BANK PLC

By:	__________________________
Name:  Suzanne Rodway
Title: Head of Compliance Operations